

February 18, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Dana Persson
President and Chief Executive Officer
Golden Oval Eggs, LLC
1800 Park Avenue East, P.O. Box 615
Renville, MN 56284

> **Re: Golden Oval Eggs, LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 28, 2009**
> **File No. 0-51096**

Dear Mr. Persson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the numerous blanks in your preliminary proxy statement, including the consideration to be paid to you unitholders. Please note that you will need to provide us with an opportunity to review a more substantially complete preliminary proxy statement prior to filing your definitive proxy statement.

Opinion of GOE's Financial Advisor, page 7

2.   We note the limitation on reliance by unitholders in the fairness opinion provided
        by your financial advisor on page B-2 and the disclosure regarding such limitation
        on pages 7 and 29. Disclose the basis for KBCM's belief that unitholders cannot
        rely upon the opinion to support any claims against KBCM arising under the
        applicable state law. Describe any applicable state law authority regarding the
        availability of such a potential defense.

        In the absence of applicable state law authority, disclose that the availability of
        such a defense will be resolved by a court of competent jurisdiction. Also disclose
        that resolution of the question of the availability of such a defense will have no
        effect on the rights and responsibilities of the board of directors under applicable
        state law. Further disclose that the availability of such a state law defense to
        KBCM would have no effect on the rights and responsibilities of either KBCM or
        the board of directors under the federal securities laws.

Distributions to GOE's Unitholders, page 34

3.   On page two, you disclose three payments that will reduce the amount of total
        consideration available to GOE unitholders. Provide detailed disclosure in this
        section, including a table, describing and quantifying each of these amounts to
        show the total aggregate net consideration available for your unitholders. Be sure
        to provide a detailed description of the payment to Land O'Lakes referenced
        under (ii) on page two.

Interests of Certain Persons in the Proposed Transaction, page 35

4.   We note your disclosure under this heading and the beneficial ownership table on
        page 16 of your 10-K/A filed January 28, 2009. Please include a table that shows
        the beneficial interest of each person who has been a director or executive officer
        of the registrant at any time since the beginning of the last fiscal year. We direct
        your attention to Item 5 of Schedule 14A.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Madison

      via facsimile
      Ronald D. McFall
      (612) 373-8881